April 1, 2024

Kimberly A. Browning

Thankam Varghese
Michael Spratt
Kenneth Ellington

Office of Finance

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Kayne Anderson BDC, Inc.
Amendment No. 3 to Draft Registration Statement on Form N-2
CIK No. 0001747172

Dear Kimberly A. Browning, Thankam Varghese, Michael Spratt and Kenneth Ellington:

On behalf of Kayne Anderson BDC, Inc., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the oral comments given on March 21, 2024 by Kimberly A. Browning, regarding the above-referenced Amendment No. 3 to Draft Registration Statement on Form N-2 submitted confidentially to the Commission on March 5, 2024.

For the Staff’s convenience, we have repeated below each of the Staff’s comments in italics, and have followed such comment with the Company’s response. We have restated the substance of those comments to the best of our understanding. Concurrently with the transmission of this letter, we are filing the Company’s Registration Statement on Form N-2 with the Commission through EDGAR (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain other updated information. For your convenience, we will send to you a marked copy of the Registration Statement showing changes made. Unless otherwise specified, page references in the text of this response letter correspond to the page numbers in the Registration Statement. All capitalized terms not otherwise defined herein shall have the meaning set forth in the Registration Statement. The Registrant acknowledges the Staff’s standard disclaimer that the Registrant remains responsible for its disclosure in the Registration Statement.

Amendment No. 3 to Draft Registration Statement on Form N-2 submitted on March 5, 2024

General Comments

1.	With respect to the Staff’s prior comment 5, please explain supplementally to the Staff how the references to “middle market companies” in the testing the waters materials versus the references to “private middle market companies” in the Registration Statement do not present a material inconsistency that could be confusing for investors.

Response: The Company acknowledges the Staff’s comment and confirms its belief that the differing references to “private middle market companies” and “middle market companies” does not present a material inconsistency that could be confusing for investors. Further, the audiences for the testing the waters presentations are sophisticated investors who understand what is meant by reference to “middle market companies” in the context of the Companies investments. Finally, the testing the waters materials were presented as part of a management presentation discussion that made clear the “private” nature of the Company’s investments, where counterparties were able to ask questions regarding the nature of the Company’s investments. For the foregoing reasons, the Company does not believe there is any material inconsistency between the testing the waters and Registration Statement that could be confusing to investors. Additionally, the Company informs the Staff that it will conform the use of “private middle market companies” for any road show materials presented to investors.

April 1, 2024

2.	With respect to the Staff’s prior comment 6, please revise the disclosure for plain English in clause (i) to state “such company being organized in one of the states in the United States” and in clause (ii) to delete the reference to “who” and refer to “its” (i.e., such company’s) most recent fiscal year.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover and on pages 2 and 72 of the Registration Statement to clarify that the Company determines the location of a company as being in the United States by (i) such company being organized under the laws of one of the states in the United States or (ii) during its most recent fiscal year, such company derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the United States or has at least 50% of its assets in the United States.

3.	With respect to the Staff’s prior comment 8, please note the Staff’s position is that a subscription agreement is not equivalent to a private placement. Please revise your disclosure in the Registration Statement to clearly disclose how many private placements there are, what are their dates are and if such private placements have closed, the dates of such closings. Please revise the reference to “offerings” in your response to “private offerings” and use consistent terminology in the Registration Statement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 82 of the Registration Statement to clearly disclose the subscription agreements entered into by the Company are part of one continuous private placement offering and to clarify the private placement offering began on February 5, 2021 and is expected to close on April 2, 2024. The Company further confirms to the Staff it has revised references to “offering” to “private placement offerings” consistent with the Staff’s comment.

4.	With respect to the Staff’s prior comment 9, please confirm the accuracy of your response that the Company will not use derivatives in the calculation of the incentive fee on capital because it is not a principal investment strategy and clarify the statement that derivatives will not have an impact on the Company’s fee calculation.

Response: The Company acknowledges the Staff’s comment and has reinserted the references to derivative instruments or swaps with respect to the calculation of the incentive fee on capital gains prior to this offering on pages 8, 18 and 109 of the Registration Statement. The Company further informs the Staff that it has not used any derivatives since its inception and that it does not intend to use any derivatives prior to the closing of this offering. The Company may use derivatives in the future to hedge interest rates, and such derivatives would have an immaterial impact on the incentive fee on capital gains and are not a principal investment strategy for the Company.

5.	With respect to the Staff’s prior comment 12, please clarify in your response to us and in the Registration Statement what is meant by “the period of time covered by the table” with respect to the relevant period and reflect the actual rate in the fee table (or clarify that such actual rate is what is reflected).

Response: The Company acknowledges the Staff’s comment and informs the Staff that the fee rate of 15.0% reflected in the fee table and described in footnote (6) is the actual rate calculated in accordance with the provisions of the Amended and Restated Investment Advisory Agreement for the current fiscal year (in accordance with Instruction 6 to Item 3 of Form N-2). The prior reference to “the period of time covered by the table” was intended to mean the annual period for which expenses are presented in the table (consistent with Instruction 6 through Instruction 9 of Form N-2).

April 1, 2024

6.	With respect to the Staff’s prior comment 20, regarding the category of investments representing 15.3% of the Company’s portfolio (Trading Companies & Distributors), the Staff reiterates its view that investing 15.3% of the Company’s portfolio is principally investing and thus attendant risk disclosure regarding such principal investing should be included in the Registration Statement.

Response: The Company acknowledges the Staff’s comment and has included attendant risk disclosure on page 48 of the Registration Statement. The Company notes that investments in Trading Companies & Distributors is not a principal investment strategy and the Company’s investments are expected to change from time to time. Accordingly, the Company will continue to monitor its investments in the future for additional areas that may reflect the Company’s portfolio principally investing.

7.	With respect to the Staff’s prior comment 25, please clarify the contradictory references to “voluntary” versus “contractual” with respect to the fee waivers and clearly explain the nature of the Fee Waiver Agreement in your response to the Staff.

Response: The Company acknowledges the Staff’s comment and has removed the references to “voluntary” on pages 5, 15 and 107 of the Registration Statement. The Company further confirms to the Staff that the Fee Waiver Agreement is a binding contractual agreement between the Company and the Advisor pursuant to which the Advisor will waive the income incentive fee and base management fee in accordance with the terms described in the Registration Statement.

8.	With respect to the Staff’s prior comment 43 and the Company’s disclosure regarding the share repurchase program, please disclose in the Registration Statement where appropriate when an investor can expect to receive the payment of proceeds for a share repurchase?

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 73 of the Registration Statement to disclose that payment for such purchases of shares of common stock pursuant to the Company 10b5-1 Plan will be made pursuant to customary market settlement procedures (i.e., two business days (T+2) or, for transactions occurring after May 28, 2024, one business day (T+1) following such purchases).

9.	With respect to the Staff’s prior comment 44, please confirm supplementally to the Staff that the Company will not use offering proceeds to pay for share repurchases (i.e., return of capital). Please disclose in the Registration Statement the maximum amount of debt that may be incurred for this purpose. Also disclose in the Registration Statement the effect that share repurchases and any related financing may have on the expense ratio, portfolio turnover rate, the ability of the Company to achieve its investment objective and the ability of the Company to qualify as a RIC under the Code. See Guide 2 and Guide 10 to Form N-2.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will not use offering proceeds to pay for share repurchases. The Company has revised the disclosure on page 74 of the Registration Statement to disclose that the Company may incur debt to fund up to the maximum amount of the share repurchase program, depending on available cash from investments and distributions. Share repurchases and borrowings under the Company’s credit facilities to fund the Company 10b5-1 Plan will have no impact on the Company’s portfolio turnover rate and will not impact the Company’s qualification as a RIC (we believe repurchases will not affect the Company’s ability to make distributions or receive eligible income in each case to continue qualifying as a RIC). Interest expenses resulting from any incurrence of debt to fund the Company’s share repurchases could cause the Company’s expense ratio to increase.

April 1, 2024

Cover Page

10.	Please remove the disclosure from the cover page regarding indications of interest to purchase shares. If the Company includes disclosure regarding indications of interest elsewhere in the Registration Statement, please consider further caveating the uncertainty regarding the indications of interest.

Response: The Company acknowledges the Staff’s comment and has removed the disclosure regarding indications of interest to purchase shares from the cover page of the Registration Statement. The Company has revised the disclosure on page 13 of the Registration Statement to include disclosure caveating the uncertainty regarding the indications of interest.

Investment Advisory Agreement (Page 5)

11.	Please revise the disclosure in this section for accuracy and clarify for accuracy the tenses regarding the timing of entry into the Fee Waiver Agreement and Amended Investment Advisory Agreement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5, 15 and 107 of the Registration Statement to include the dates of execution of the Fee Waiver Agreement and Amended Investment Advisory Agreement and to clarify that the Fee Waiver Agreement and Amended Investment Advisory Agreement will become effective upon the closing of the offering.

12.	Please clearly define the terms “Incentive Income Waiver Period” and “Base Waiver Period” to harmonize the disclosure in this section and clarify the disclosure to harmonize with the text of the actual fee waiver agreement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5, 15 and 107 of the Registration Statement to remove the defined terms for “Incentive Income Waiver Period” and “Base Waiver Period” and to harmonize the disclosure with the text of the actual Fee Waiver Agreement. Specifically, in lieu of using defined terms, the disclosure in the Registration Statement specifies the relevant period of time in each instance.

13.	At an appropriate location in the Registration Statement, please discuss the increase in the base management fee and disclose how the Advisor will benefit from this issuance of common stock resulting in an increase in the base management fee. Please explain to the Staff supplementally what considerations the board of directors of the Company gave to this increase and what conclusions the board of directors reached with respect to this increase in the base management fee.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 5 of the Registration Statement to discuss the increase in the base management fee and disclose how the Advisor will benefit from such fee increase. The Company also supplementally is pleased to provide information with respect to the Board’s approval of the Amended and Restated Investment Advisory Fee that takes effect upon the exchange listing of the Company’s shares.

April 1, 2024

The original Investment Advisory Agreement that took effect upon the Company’s commencement of operations expressly provided for a base management fee annual rate of 0.90% during the period before the Company’s exchange listing of its shares and a different higher annual rate of 1.50% that would take effect upon the Company’s exchange listing of its shares. The Amended and Restated Investment Advisory Agreement approved by the Board and negotiated with the Advisor reduced that annual fee rate for the period after the exchange listing to an annual rate of 1.00% rather than 1.50% as originally specified. The Board, including the independent directors, were comfortable that the fee increase would be consistent with Section 15(c) of the Investment Company Act of 1940 as well as their fiduciary responsibilities because the higher rate applicable to the period after the exchange listing was part of the original agreement and, therefore, an agreed term from commencement of operations. Additionally, the Board took into consideration the fees charged by other comparable business development companies in approving the original Investment Advisory Agreement as well as the Amended Investment Advisory Agreement. Further, the lower fee rate applicable during the initial private period was intended to appeal to private investors to attract investments necessary for the Company to reach sufficient scale for effective and efficient portfolio management with the investment strategy employed by the Advisor for the Company. The Board further recognized the conflict of interest resulting from the exchange listing of its shares because it would result in higher total assets for the Company and a higher fee rate that benefits the Adviser, but believes the greater assets and liquidity for investors that should result from the exchange listing of its shares will be in the interest of existing and new investors.

14.	Under the heading “Incentive Fee on Income,” please fill in the blank percentage in the third paragraph so that the Staff can determine whether it has any further comments.

Response: The Company acknowledges the Staff’s comment and has filled in the blank percentages accordingly.

Fees and Expenses (Pages 19-20)

15.	Please harmonize any inconsistencies in the fee table regarding the fee waiver periods and clarify in the first sentence of footnote (9) when the fee waiver becomes effective.

Response: The Company acknowledges the Staff’s comment and has clarified in the first sentence of footnote (9) that the Fee Waiver Agreement shall become effective upon the closing of the offering.

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If you have any questions regarding this submission, please contact Will Burns at (713) 860-7352.

Thank you for your time and attention.

Sincerely,

/s/ Will Burns

Will Burns
of PAUL HASTINGS LLP